EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Income/(loss) from continuing operations	$3,235	$(8,543)	$8,280	$(29,925)

Add (from continuing operations):
Interest on indebtedness	30,939	31,845	92,723	108,132
Portion of rents representative of the interest factor	554	510	1,596	1,534
	$34,728	$23,812	$102,599	$79,741
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness	$30,939	$31,845	$92,723	$108,132
Capitalized interest	6,635	7,616	23,212	17,604
Portion of rents representative of the interest factor	554	510	1,596	1,534
Fixed charges	$38,128	$39,971	$117,531	$127,270

Add:
Preferred stock dividends	$931	$931	$2,793	$5,079
Premium on preferred stock redemptions, net	—	—	—	2,791
Combined fixed charges and preferred stock dividends	$39,059	$40,902	$120,324	$135,140

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—
For the three months ended September 30, 2013, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $3.4 million and $4.3 million, respectively.
For the nine months ended September 30, 2013, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $14.9 million and $17.7 million, respectively.
For the three months ended September 30, 2012, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $16.2 million and $17.1 million, respectively.
For the nine months ended September 30, 2012, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $47.5 million and $55.4 million, respectively.